Exhibit 3.1

ARTICLE X

10.01

Right to Indemnification.  Each o ~~O~~ fficer and d ~~D~~ irector shall be indemnified by the ~~Bank~~  Corporation to the fullest extent permitted by law, or as may hereafter be increased by amendment thereto, for all reasonable expenses, including attorney's fees, disbursements, charges and other costs, and against all liability, including judgments, penalties, assessments, fines or forfeitures, and other obligations incurred by, imposed upon, or asserted against such officer or director in connection with any civil, criminal, investigative, or administrative action or proceeding brought or threatened against him or her by reason of his or her being or having been an officer or director of the ~~Bank~~ Corporation; provided, however, that in situations other than a successful defense, such officer or director shall not be indemnified where the expense or liability arises from a breach or failure to perform a duty and such breach or failure to perform constitutes (a) a willful failure to deal fairly with the ~~Bank~~  Corporation in connection with a matter in which there is a material conflict of interest, (b) a violation of criminal law, unless the officer or director had reasonable cause to believe the conduct was lawful and did not have reasonable cause to believe that the conduct was unlawful, (c) a transaction from which the officer or director derived an improper personal benefit, or (d) willful misconduct.  Subject to Section ~~s 221.29 and 221.31~~ 180.0853, Wisconsin Statutes, an officer or director shall be entitled to reimbursement for reasonable expenses incurred in defense against actions or proceedings upon (a) written affirmation of good faith belief that he or she has not breached or failed to perform any duty to the ~~bank~~  Corporation, and (b) a written ~~undertaken~~  undertaking to repay any amounts for which the Corporation ~~Bank~~ determines that indemnification is not permitted under this A ~~a~~ rticle or Chapter 180 of the Wisconsin Statutes.   ~~Any officer or director seeking indemnification under this article shall select a means for determining his or her rights thereunder in accordance with Section 180.046, Wisconsin Statutes.  However, the section shall not apply to conduct within the scope of Section 221.41, Wisconsin Statutes.~~

10.02

Right to Legal Proceedings.  If any claim made under this A ~~a~~ rticle is not paid by the ~~Bank~~  Corporation within thirty days following written notice, an officer or director may institute legal proceedings against the ~~Bank~~  Corporation upon such claim and, if successful, the claimant shall be entitled to be paid thereon.  However, it shall be a defense to any such action that the claimant has not met the standard of conduct set forth under this A ~~a~~ rticle or Chapter 180 of the Wisconsin Statutes which permit the ~~Bank~~  Corporation to indemnify the officer or director for the amount claimed, but the burden of proving such defense shall be upon the ~~bank~~ Corporation.

10.03

Employees and Agents.  The ~~bank~~ Corporation, by resolution of the Board of Directors, may, upon such terms as the Board deems appropriate, indemnify and permit reasonable expenses of any employee or agent of the Corporation ~~Bank~~ with respect to actions taken or failed to be taken in his or her capacity as an employee or agent of the ~~Bank~~ Corporation.

10.04

Contract Rights.  All rights established under this Article shall be deemed a contract between the ~~Bank~~  Corporation and the officer, director, employee, or agent pursuant to which the parties intend to be legally bound.  Any repeal, amendment, or modification of this A ~~a~~ rticle shall be prospective, applying only to conduct occurring thereafter, and shall not a ~~e~~ ffect any rights or obligations then existing.

10.05

Scope.  The rights granted under this A ~~a~~ rticle shall not be deemed exclusive of any other rights to which an officer or director may be entitled under any statute, agreement, or otherwise.  Indemnification of any payment of expenses provided hereunder shall continue to a person who has ceased to be an officer or director in respect to the matters arising prior to such time and, further, shall inure ~~enear~~ to the benefit of the heirs, administrators, and personal representatives of such person.

10.06

Insurance.  The Corporation ~~bank~~ may purchase and maintain insurance, at its expense, to protect itself and any person provided for hereunder against any liability asserted against that person or incurred by that person in any such capacity, or arising out of that person's status, whether or not the ~~Bank~~  Corporation would have the power to indemnify such person against that expense, liability, or other loss under this A ~~a~~ rticle.